August 5, 2009

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	United Online, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-33367

Dear Ms. Collins:

United Online, Inc. (the “Company”, “UOL”, “we” or “our”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in the Staff’s comment letter, dated July 23, 2009 (the “Comment Letter”), with respect to the above-referenced filing.

Set forth below are the responses of the Company to the comments raised in the Comment Letter.  For your convenience, we have reprinted in bold italics each of your numbered comments followed by our responses.  Unless otherwise noted, all references in this letter to page numbers and captions correspond to the page numbers and captions in the above-referenced Form 10-K (File No. 000-33367) (the “Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

FTD Segment Results (Combined Results vs. Pre-Acquisition Results Discussion), page 62

1.
Your response to prior comment 1 indicates that while supplemental pro forma financial information at the FTD segment level would be useful, the restrictions on the types of pro forma adjustments allowed under Article 11, when combined with your segment level presentations, rendered a meaningful Article 11 supplemental pro forma presentation at the segment level unachievable.  However, we note that your current presentation, which includes depreciation and amortization within segment operating expenses for the pre-acquisition periods, does not provide a segment level presentation in the manner in which you are currently reporting segment results.  Tell us what

Securities and Exchange Commission
August 5, 2009

consideration you gave to providing MD&A disclosure for FTD on the same basis as your segment footnote.  Please provide us with proposed disclosure which addresses our concerns and revise future filings accordingly.

We acknowledge the Staff’s comment and want to clarify that the MD&A disclosure in our Form 10-K for the annual period ended December 31, 2008 discussing the unaudited combined results of operations for our FTD segment for the year ended December 31, 2008 compared to the unaudited pre-acquisition results of operations for the year ended December 31, 2007 includes depreciation and amortization within segment operating expenses for the pre-acquisition periods.  However, we refined our disclosure in our Form 10-Q filing for the quarterly period ended March 31, 2009.  In the Form 10-Q MD&A, our discussion of the unaudited results of operations for our FTD segment for the quarter ended March 31, 2009 compared to the unaudited pre-acquisition results of operations of FTD for the quarter ended March 31, 2008 excludes depreciation and amortization from segment operating expenses consistent with our definition of segment income (loss) from operations and the presentation of our other segment results.  Accordingly, in our Form 10-Q for the quarterly period ended March 31, 2009, we removed the additional disclosure discussing the inclusion of depreciation and amortization from the FTD segment results’ introductory paragraph in the Form 10-Q MD&A.  Additionally, in future filings, we will include disclosure substantially similar to the following:

“FTD Segment Results (Actual Results vs. Pre-Acquisition Results Discussion)

The unaudited results of operations for FTD for the quarter ended June 30, 2009 and unaudited pre-acquisition results of operations for FTD for the quarter ended June 30, 2008 (the “Pre-Acquisition Second Quarter 2008 Results”) as well as the unaudited results of operations for FTD for the six months ended June 30, 2009 and unaudited pre-acquisition results of operations for FTD for the six months ended June 30, 2008 (the “Pre-Acquisition Six Months Ended June 30, 2008 Results”) are set forth below.  The Pre-Acquisition Second Quarter 2008 Results and the Pre-Acquisition Six Months Ended June 30, 2008 Results were derived from the unaudited results of operations of FTD prior to the acquisition.  Consistent with our definition of segment income (loss) from operations, the discussions of FTD segment results exclude depreciation and amortization within segment operating expenses.

The Pre-Acquisition Second Quarter 2008 Results and the Pre-Acquisition Six Months Ended June 30, 2008 Results set forth below have been included with this Quarterly Report on Form 10-Q for informational purposes only and do not purport to be indicative of the results of future operations of the FTD segment or the results that would have actually been attained had the FTD acquisition taken place at the beginning of 2008.  The Pre-Acquisition Second Quarter 2008 Results and the Pre-Acquisition Six Months Ended June 30, 2008 Results should be read in conjunction with the historical consolidated financial statements of FTD Group, Inc. and the related notes to those financial statements.  The historical information presented below has been revised to exclude

Securities and Exchange Commission
August 5, 2009

 depreciation and amortization and reflects certain reclassifications to conform with the Company’s financial statement presentation. Historical public filings of FTD Group, Inc. are available at the SEC’s Web site at www.sec.gov.”

[financial table and related discussion to follow disclosure above in future filings]

In addition, in connection with filing our Annual Report on Form 10-K for the year ending December 31, 2009, we will revise the MD&A disclosure discussing the unaudited combined results of operations for our FTD segment for the year ended December 31, 2008 compared to the unaudited pre-acquisition results of operations of FTD for the year ended December 31, 2007 to exclude depreciation and amortization from the FTD segment’s operating expenses, consistent with our definition of segment income (loss) from operations.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

2.
We note your response to prior comment 2 and believe that you are required to present product and service revenue and cost of revenue separately on the face of the income statement, to the extent that they exceed 10%.  Notwithstanding your revenue presentation within the footnotes to the consolidated financial statements, the purpose of Rule 5-03 of Regulation S-X is to indicate the various line items which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the income statements.  Please tell us how you intend to comply with the requirements of Rule 5-03(b)(1) and (2).

We acknowledge the Staff’s comment and, in our future filings, we will present product and services revenues, as well as product and services cost of revenues information, separately on the face of the consolidated statements of operations to the extent that they exceed 10%.

Notes to Consolidated Financial Statements

Note 16. Quarterly Financial Data (Unaudited), page F-55

3.
We have reviewed your response to prior comment 3 and note that Item 302(a)(1) of Regulation S-K specifies the data that must be included, at a minimum, within the selected quarterly financial data.  As noted in our prior comment, through the reference to Question 3 of SAB Topic 6.G, the SEC staff permits registrants to disclose quarterly cost of goods sold or other data that enables users to compute “gross profit,” rather than requiring registrants to present a quarterly data line item labeled “gross profit.”  Please tell us how you intend to comply with the requirements of Item 302(a)(1) or Question 3 of SAB Topic 6.G.

Securities and Exchange Commission
August 5, 2009

We acknowledge the Staff’s comment and, in our future filings, we will provide consolidated cost of revenues data within the selected quarterly financial data.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2009)

Related-Party Transactions, page 54

4.
We note that neither your response to prior comment 6 nor the provisions of your Audit Committee Charter and Code of Ethics referenced in your response describes the standards that are applied in determining whether a transaction constitutes a reportable related-party transaction pursuant to Item 404(a) of Regulation S-K.  In future filings, please discuss the criteria used by the Audit Committee or other designees to approve or disapprove related-party transactions.

We acknowledge the Staff’s comment and, in our future filings, we will disclose the criteria used by the Audit Committee to approve or disapprove related-party transactions.

Item 15. Exhibits, Financial Statement Schedules, page 81

5.
We note your response to prior comment 7 acknowledging that the company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filings not misleading.  However, we note that your proposed disclosure continues to include vague, cautionary language that casts doubt as to the accuracy and completeness of the representations and warranties contained in the merger agreement.  Please address the following concerns:

•
Please remove the second bullet point, which states that the representations and warranties in the agreements “have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement.” Your obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit.

•
Further, the first and third bullet points appear to undermine the interpretation and reliability of a document that the Commission has required you to file as an exhibit.  Please either specifically identify which representations and warranties are subject to the qualifications contained in the first and third bullet points, and clarify how they are so affected, or delete the statements.

In response to the Staff’s comment, the Company intends to revise its disclosure in Item 15(a)(3) in future filings to include, as a separate paragraph, the language below acknowledging that the Company is responsible for considering whether additional

Securities and Exchange Commission
August 5, 2009

specific disclosures of material information regarding material contract provisions are required to make the statements in the applicable filing not misleading.  In addition, in future filings the Company also will amend the first, second and third bullets of the proposed disclosure, each of which are qualified by the above mentioned paragraph, as set forth below.  The Company believes that the statements in the bullet points are appropriate to show the context in which the representations and warranties were made and that the above mentioned paragraph makes clear that such statements do not undermine the Company’s disclosure obligations under the Federal securities laws.  Additions are in underscore and deletions are in strikethrough.

“~~In reviewingt~~The agreements included as exhibits to this Annual Report on Form 10-K~~, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements~~ contain representations and warranties by each of the parties to the applicable agreement.  These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

▪	should not ~~in all instances~~ be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

▪
may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement~~, which disclosures are not necessarily reflected in the agreement~~;

▪	may apply contract standards of "materiality" ~~in a way~~ that ~~is~~ are different from "materiality" under the applicable securities laws~~what may be viewed as material to you or other investors~~; and

▪	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

           Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

           The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 10-K not misleading.

Securities and Exchange Commission
August 5, 2009

           Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and in the Company’s other public filings, which are available without charge through the SEC’s Web site at www.sec.gov.”

6.
We note your response to prior comment 8 that you do not believe that you are substantially dependent upon the “one customer support vendor” for your Classmates Media and Communications businesses.  It appears that this vendor provides a process upon which two of your business segments appear to materially depend and these segments together generated over 72% of the consolidated revenues for the year ended December 31, 2008.  We are unable to concur with your assertion that you are not substantially dependent on this vendor on the basis you provided regarding the contractual limitations on termination and on the vendor's obligations to provide transitional support in the event of termination.  Please file the agreement as an exhibit or provide us with a significantly more detailed analysis using quantified terms explaining why the agreement is not required to be filed.  Feel free to provide us with a copy of the agreement on a supplemental basis.

Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K (“Item 601”), a contract otherwise made in the ordinary course of business is required to be filed as a material contract if “the registrant’s business is substantially dependent, as in the case of continuing contracts, to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”  For the following reasons, we do not believe the contract with the customer support vendor falls within the description of a “substantially dependent” contract as set forth in Item 601 and, as such, it is a contract made in the ordinary course of business that is not required to be filed.

First, the contract does not provide for the sale of a major part of the products or services of United Online, Inc. (“UOL”).  The majority of the services provided under this contract relate to non-revenue-generating services, such as responding to customer questions.  The only revenues generated under this contract are in the form of telephone registrations for certain of our services (including proposed cancellations that are “saved” by customer support) and fees for certain technical support provided over the telephone.  Moreover, the operating segments that use the services provided under this contract do not represent a majority of UOL’s consolidated revenues.  In August 2008, UOL acquired FTD Group, Inc. and its subsidiaries, and we have been reporting these businesses as the FTD segment.   For the quarter ended March 31, 2009, UOL’s total segment revenues equaled $264.4 million, of which $58.5 million (22%) was generated by our Classmates Media segment and $58.0 million (22%) was generated by our Communications segment.  Our FTD segment generated the remaining $148.0 million (56%).  However, our FTD segment does not rely on this contract for any of its customer support services.  As such, based only on the results for the quarter ended March 31, 2009, even if our Classmates Media and Communications segments generated 100% of their revenues through this

Securities and Exchange Commission
August 5, 2009

contract, such revenues will not equal a majority of UOL’s total revenues for the 2009 fiscal year.  However, instead, based on our internal estimates for the 2008 fiscal year, less than 2% of consolidated revenues were generated through this contract.  Accordingly, the revenues generated under this contract are not material in comparison to either UOL’s consolidated revenues or the segment revenues generated by the Classmates Media and Communications segments and, therefore, we believe a disruption in the services provided under this contract would not materially affect UOL’s consolidated revenues.

Second, with respect to the remainder of Item 601’s description of a “substantially dependent” contract, this contract does not provide any franchise or license or other agreement to use a patent, formula, trade secret, process, or trade name upon which UOL’s business depends to a material extent.  As discussed, this contract relates to the provision of customer support services, and its purpose is not to provide UOL with any franchise, license or other right to use material intellectual property.  Moreover, the services provided under the contract are, in essence, a commodity as there are hundreds of customer support vendors in the marketplace.  We believe at least 25 vendors could provide us with substantially similar services as those provided under this contract.  Although a transition from this vendor to a new vendor could result in a disruption if not handled properly, such disruption would likely entail only a temporary degradation in the level of customer support provided rather than a material disruption in our operations (for example, longer hold times on the telephone, slower email responses or reduced conversion rates for upgrades or saved accounts).

For these reasons, we do not believe UOL is “substantially dependent” on this contract as described in Item 601 and thus, this contract is not required to be filed under Item 601.  For your reference, a copy of the contract has been provided to you on a supplemental basis.

7.
We note your assertion in response to prior comment 9 that you believe the exhibits and schedules to the credit agreements are not required to be filed because they are standard and the information is either disclosed in your filings with the Commission or is not material.  Schedules or similar attachments may be omitted from exhibits filed pursuant to Item 601(b)(2) of Regulation S-K relating to a plan of acquisition, reorganization and other arrangements; however, there is no provision for omitting schedules and exhibits to a material credit agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  Please amend the appropriate Forms 8-K to provide the omitted schedules and exhibits.

We acknowledge the Staff’s comment and have filed amendments to the appropriate Forms 8-K to file the schedules and exhibits to the credit agreements.

*  *  *  *  *

Securities and Exchange Commission
August 5, 2009

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please contact me at (818) 287-3072 should you require further information.

Very truly yours,

UNITED ONLINE, INC.

By:	/s/ Charles B. Ammann
Name: Charles B. Ammann
Title: Senior Vice President and
Deputy General Counsel

cc:        Jason Niethamer, Senior Staff Accountant (Securities and Exchange Commission)
Christine Davis, Assistant Chief Accountant (Securities and Exchange Commission)
Jan Woo, Staff Attorney (Securities and Exchange Commission)
Maryse Mills-Apenteng, Legal Special Counsel (Securities and Exchange Commission)
Mark R. Goldston, Chairman, President and Chief Executive Officer
Frederic A. Randall, Jr., Executive Vice President and General Counsel